                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ---------------------------------------------

                                    FORM 11-K
                  ---------------------------------------------

================================================================================

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                Pactiv Hourly 401(k) Savings and Investment Plan

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 2002

                                    CONTENTS


Report of Independent Auditors..........................................    1

Financial Statements

Statements of Assets Available for Benefits.............................    2
Statement of Changes in Assets Available for Benefits...................    3
Notes to Financial Statements...........................................    4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........    7

Schedule G, Part III - Schedule of Nonexempt Transactions...............    8

                         Report of Independent Auditors

To the Pactiv Corporation Benefits Committee

We have audited the accompanying statements of assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
May 19, 2003
Chicago, Illinois

                Pactiv Hourly 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits


                                                           DECEMBER 31,
                                                       2002           2001
                                                  -------------- --------------
          ASSETS
          Investments, at fair value:
            Common stock                          $   24,150,591 $   17,219,569
            Registered investment companies           24,959,425     30,170,020
            Money market funds                        12,946,338     12,229,340
            Participant loans                          4,930,322      4,635,880
                                                  -------------- --------------
          Total investments                           66,986,676     64,254,809
          Receivables:
            Employer contribution                         59,645             --
            Net receivable for pending trades             11,551          7,454
                                                  -------------- --------------
          Total receivables                               71,196          7,454
                                                  -------------- --------------
          Net assets available for benefits       $   67,057,872 $   64,262,263
                                                  ============== ==============


See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits



                                                                                       YEAR ENDED DECEMBER 31,
                                                                                         2002            2001
                                                                                   --------------    -------------
      ADDITIONS
      Dividends and interest income                                                $      928,257    $   1,111,163
      Net realized and unrealized appreciation (depreciation) in fair value of investments:
          Common stock                                                                  4,286,321        4,637,601
          Collective trust funds                                                               --         (361,853)
          Registered investment companies                                              (7,748,047)      (6,580,978)
                                                                                   --------------    -------------
      Total net realized and unrealized depreciation in fair value of                  (3,461,726)      (2,305,230)
        investments
      Contributions:
        Participant                                                                     6,198,474        5,887,366
        Employer                                                                        3,367,058        3,191,493
        Rollover                                                                          154,317          127,149
                                                                                   --------------    -------------
      Total contributions                                                               9,716,849        9,206,008
                                                                                   --------------    -------------
      Total additions                                                                   7,186,380        8,011,941
      DEDUCTIONS
      Benefit payments                                                                  4,354,385        6,556,796
      Administrative expenses                                                              36,386           41,792
                                                                                   --------------    -------------
      Total deductions                                                                  4,390,771        6,598,588
                                                                                   --------------    -------------
      Net increase                                                                      2,795,609        1,413,353
      Net assets available for benefits, beginning of year                             64,262,263       62,848,910
                                                                                   --------------    -------------
      Net assets available for benefits, end of year                               $   67,057,872    $  64,262,263
                                                                                   ==============    =============



See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

In December 2000, Pactiv Corporation entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. Participants impacted by these sales could elect to receive a benefit payment of their vested account balance.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan on the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contribution after completing one year of service (or eligible as specified in a covered group's special appendix to the Plan).

Participants may make contributions by payroll deduction of 1% up to 16% of compensation (or such percentage of compensation as may be specified in a covered group's special appendix to the Plan), as defined in the Plan, with such contributions limited to $11,000 in 2002 and $10,500 for 2001. The Company makes matching contributions of up to the first 3% of participants' contributions
(or such percentage as may be specified in a covered group's special appendix to the Plan).

Company matching contributions can be made in shares of company stock or cash. Effective January 29, 2002, for hourly nonunion employees, and April 1, 2002, for union employees, $3,261,789 of company matching contributions were made in shares of company stock. In 2002, participants were permitted to sell Company common stock attributable to Company matching contributions, and transfer related amounts into other investment options offered by the Plan. Prior to these dates, matching contributions and related earnings were required to remain in the form of Pactiv Corporation common stock until participants reached age 55 or terminated employment and requested a total distribution.

Subject to the special appendix to the Plan, select covered groups are entitled to receive profit-sharing contributions. Profit-sharing contributions were $59,646 and $45,623 for 2002 and 2001, respectively.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts, excluding certain Company matching contributions made prior to April 1, 2002, will be invested.

VESTING

Participants are immediately vested in their contributions and actual earnings thereon.

Vesting of Company matching contributions is detailed in each covered group's special appendix to the Plan.

Upon attainment of age 65 or termination of employment due to death or total disability, participants will become 100% vested in their entire accounts. Forfeited nonvested account balances are used to reduce future Company matching contributions or administrative expenses.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution.

Unless otherwise provided for in the covered group's special appendix to the Plan, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal is limited to the vested portion of the participant's matching contributions account. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance in a rollover contributions account.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan with a term not to exceed 4 1/2 years. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. Interest on loans is charged at the prevailing prime rate as published in the Wall Street Journal. Principal and interest are paid through payroll deductions.

PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee).

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. Forfeited nonvested account balances are used to reduce future Company contributions and administrative expenses. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid for by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

RECLASSIFICATIONS

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. INVESTMENTS

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:


                                                           2002            2001
                                                      -------------   -------------
       Pactiv Corporation Common Stock*               $  23,993,514   $  17,125,364
       Fidelity Growth Company Fund                      11,826,965      16,853,097
       Fidelity Asset Manager Fund                        4,058,893       4,278,349
       Fidelity Retirement Money Market Portfolio        12,946,338      12,220,340
       Spartan U.S. Equity Index Fund                     4,111,455       5,074,585


*Included nonparticipant-directed investments through April 1, 2002

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets relating to nonparticipant-directed investments as of December 31, 2001, were as follows:

                                                                 2001
                                                           --------------
       Pactiv Corporation common stock                     $   12,128,760
                                                           ==============


Significant components of the change in net assets relating to nonparticipant-directed investments are shown below:

                                                            JANUARY 1,           YEAR ENDED
                                                           2002 THROUGH         DECEMBER 31,
                                                           APRIL 1, 2002            2001
                                                         ------------------   ------------------
  Net realized and unrealized appreciation in fair
    value of common stock                                 $   1,621,881      $   3,512,901
  Company contributions                                         787,289          3,119,373
  Benefit payments                                             (220,548)         1,021,485


Effective January 29, 2002, for hourly nonunion participant, and April 1, 2002, for union participants, the Pactiv common stock fund became fully participant directed.

5. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the that related trust is tax exempt.

6. PARTY-IN-INTEREST

The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity funds are considered party-in-interest transactions.

                Pactiv Hourly 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                                                           NUMBER OF
                                                                           SHARES OR              CURRENT
   IDENTITY OF ISSUER               DESCRIPTION OF ASSET                    UNITS                 VALUE
------------------------  ---------------------------------------  ------------------------   --------------
 Fidelity Management
   Trust Company          PIMCO Total Return Fund                               207,419       $    2,213,158
                          Morgan Stanley Institutional Fund -
                            Small Company Growth Portfolio                       18,821              136,642
                          Davis New York Venture Fund                            12,808              268,204
                          Pactiv Corporation Common Stock*                    1,097,599           23,993,514
                          Tenneco Automotive Common Stock                       157,140              157,077
                          Fidelity Growth Fund*                                 333,906           11,826,965
                          Fidelity Asset Manager Fund*                          294,123            4,058,893
                          Fidelity Low-Priced Stock Fund*                        27,861              701,257
                          Fidelity Diversified International
                            Fund*                                                92,329            1,584,363
                          Spartan Extended Market Index Fund                      3,041               58,488
                          Fidelity Retirement Money Market
                            Portfolio*                                       12,946,338           12,946,338
                          Spartan U.S. Equity Index Fund                        131,989            4,111,455
                          Participant loans                              Interest rates
                                                                           ranging from
                                                                            4.25% to 10%           4,930,322
                                                                                              --------------
                                                                                              $   66,986,676
                                                                                              ==============


*Indicates party-in-interest to the Plan.

                Pactiv Hourly 401(k) Savings and Investment Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2002



                             (b) RELATIONSHIP OF PLAN,
       (a) IDENTITY OF            EMPLOYER OR OTHER           (c) DESCRIPTION OF        (i) CURRENT VALUE
        PLAN INVOLVED             PARTY-IN-INTEREST               TRANSACTIONS               OF ASSET
 --------------------------  --------------------------  --------------------------- ---------------------------
      Pactiv Corporation     Plan sponsor                  Failure to remit             Participant contributions
                                                             participant contrib-       and loan repayments
                                                             utions and loan            totaling $788 not
                                                             repayments for             remitted in a timely
                                                             various 2002 pay           manner. Lost interest
                                                             periods in a timely        earnings of $1,613
                                                             fashion.  Lost earnings    allocated to participant
                                                             for 2002 and 2001          accounts.
                                                             were remitted to the
                                                             Plan and allocated to
                                                             participants in August
                                                             2002

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                             PACTIV HOURLY 401(k)
                             SAVINGS AND INVESTMENT PLAN

Date:  June 30, 2003          /s/ Henry M. Wells, III
                              --------------------------------------------------
                                              Henry M. Wells, III
                                    Vice President and Chief Human Resources
                                    Officer and Member of Pactiv Corporation
                                               Benefits Committee